HOULIHAN SMITH & COMPANY INC.

Member: NASD / SIPC

SPECIALIZED INVESTMENT BANKING



HOULIHAN SMITH & COMPANY INC.
Member: NASD / SIPC
SPECIALIZED INVESTMENT BANKING

Presentation to the Special Committee to the Board of Directors

November 20, 2007

Preface

This material has been prepared by Houlihan Smith and Company ("Houlihan") as part of a presentation being made in support of our opinion as to the fairness of the terms of a proposed transaction, if approved, from a financial point of view. Our analyses contained herein are confidential and are for the use of the Special Committee to the Board of Directors (the "Special Committee") of Jaclyn, Inc. ("Jaclyn" or the "Company") and its advisors only. Any publication or use of this material or the analyses contained herein without the express written consent of Houlihan is strictly prohibited.

Among the activities conducted in the course of our engagement as financial advisor, Houlihan received and reviewed business and financial information of the Company regarding this information. In connection with the analysis contained herein, we have not independently verified any such information and have relied on all such information as being complete and accurate in all material respects. In addition, we have not obtained any independent appraisal of the assets of the Company.

Several analytical methodologies have been employed herein and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions we have reached are based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Such conclusion may involve significant elements of subjective judgment or qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more parts of the material that follows. Our only opinion is the formal written opinion we will express as to the fairness of a proposed transaction, if approved, from a financial point of view. Such an opinion, the analyses contained herein, and all conclusions drawn from such analyses are necessarily based upon market, economic, and other conditions that exist and can be evaluated as of the date of this book.

Table of Contents

Executive Summary

Executive Summary

OVERVIEW

- If recommended by the Special Committee, the Board of Directors of Jaclyn may propose a reverse and forward stock split resulting in a going private transaction (the "Transaction"). It is currently contemplated that such a Transaction may be effected by a reverse stock split of the Company's common stock at a ratio of 1 for 250[1], followed immediately by a forward 250 for 1 split of the common stock, and to provide for payment in cash to those stockholders holding, prior to the reverse stock split, fewer than 250 shares of common stock.

- Houlihan estimates that 364 of the approximately 509 stockholders of record hold less than 250 shares and that after the Transaction, with fractional share repurchases, there will be approximately 145 shareholders of record. Once the Company has fewer than 300 stockholders of record, it can terminate its public company status.

- You have asked for Houlihan Smith and Company to be in a position to give its opinion as to the fairness of a range of cash payment amounts per share for the fractional shares to be held by stockholders owning less than 250 shares of the Company's common stock.

[1]The ratio of 1 for 250 is used purely for illustrative purposes. The actual ratio has yet to be determined.

Executive Summary

OVERVIEW (CONTINUED)

- Houlihan participated in the consideration of other strategic alternatives and understands the Special Committee has determined the other strategic alternatives to be either unattractive or not viable:
  - These include the option of maintaining status quo, share repurchase plan, odd-lot tender offer, issuer tender offer, recapitalization, and M&A.

- A reverse/forward split provides multiple benefits:
  - Reduces direct and indirect costs;
  - Saves management and employee time;
  - Stockholders can exit the investment at a premium to current prices;
  - Small stockholders are able to sell without a commission;
  - Small stockholders can retain ownership by acquiring additional shares; and
  - The cash demands of the Company to accomplish the reverse split are predictable.

Executive Summary

DUE DILIGENCE PROCEDURES

In performing our analyses we have, among other things:

a) Reviewed the financial terms and conditions of the Transaction;

b) Reviewed publicly available financial information and other data with respect to Jaclyn, including the Form 10-K's for the fiscal years ended June 30, 2002 through 2007 and the Form 10-Q's for each three months period ended from September 30, 2005 to September 30, 2007, as well as certain other public filings made;

c) Reviewed certain internal financial information and other data relating to the business and financial prospects of Jaclyn, including the fiscal year 2008 financial budget;

Executive Summary

DUE DILIGENCE PROCEDURES - CONTINUED

d) Conducted an on-site visit and held discussions with the senior management of Jaclyn ("Management") regarding the historic, current, and future outlook of Jaclyn;

e) Discussed with Management details of a potential sale of non-operating assets consisting of a warehouse facility and adjacent parcels of land located in West New York (the "Assets Held for Sale"). Houlihan reviewed certain public filings relating to the potential sale and performed a site visit;

f) Reviewed financial and operating information with respect to certain publicly-traded companies in the apparel and accessories industries, which we believe to be generally comparable to the business of the Company;

g) Reviewed the financial terms of certain recent business combinations in the apparel and accessories industries specifically;

Executive Summary

DUE DILIGENCE PROCEDURES - CONTINUED

h) Analyzed historic trading prices and volume in Jaclyn's shares;

i) Analyzed other recent reverse and forward split transactions and premiums paid in such transactions as fractional share consideration;

j) Reviewed the annual cost savings projected by Management achieved through delisting and deregistration as well as the cost savings achieved through the disposition of the Assets Held for Sale; and

k) Performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

Analyses Highlights

Historical Price and Volume Analysis

Analyses Highlights

HISTORICAL PRICE AND VOLUME ANALYSIS

As part of its analysis, Houlihan considered the historical price and volume within Jaclyn's common stock over the past five years. As shown below, Houlihan obtained from Bloomberg the historical price and trading volume within the Company's common stock over this period and noted its stock has been volatile over relatively thin trading volume. Houlihan noted this activity has occurred over a time period of economic expansion.


JLN US $ C 6.25 +.25 A --x--
EquityGP
Screen Printed
14.00
12.00
10.00
8.00
6.00
4.00
2.00

Analyses Highlights

HISTORICAL PRICE AND VOLUME ANALYSIS (CONTINUED)

Jaclyn, Inc.

Historical Price and Volume Analysis (1)

	Current	1 Week Average	1 Month Average	3 Month Average	6 Month Average	1 Year Average
Average Price	$6.25	$5.39	$5.89	$7.54	$8.95	$10.08
Average Daily Volume	2,200	12,200	8,771	10,006	6,517	8,783

(1) The source of all share data is CapitalIQ based on historical trading in Jaclyn's common stock as of 11/16/07

Methodology

Analyses Highlights

METHODOLOGY

To determine a range of fair values for Jaclyn's common stock, Houlihan performed the following analyses:

- A market valuation approach
  1. The guideline public company method; and
  2. The comparable transactions method.
- An income valuation approach applying the discounted cash flow method

  Houlihan considered other valuation methodologies such as liquidation and net book value analysis. Houlihan determined that these alternative valuation methodologies had little or no analytical value in the context of the Transaction because, among other things, Jaclyn would remain a going concern, and the Transaction would not effect a change of control of Jaclyn. In addition, Houlihan did not believe Jaclyn's accounting book value necessarily corresponded to Jaclyn's economic value.

Guideline Public Company Method

Analyses Highlights

GUIDELINE PUBLIC COMPANY METHOD

The guideline public company method applies the trading multiples of publicly-traded companies to the subject company to derive an indication of value. The analyst searches for guideline companies in industries similar to the subject company with operating structures and target customers as similar to the subject company as possible.

Houlihan found ten companies that were comparable to Jaclyn based on size, growth, leverage, profitability, turnover ratio, and liquidity.

Houlihan determined that the valuations derived from EBITDA, EBIT, and book value multiples of the guideline companies would provide the most meaningful indications of value. Houlihan considered the P/E multiple approach; however, we did not use it in our analysis given the fact that Jaclyn's P/E is much lower than the guideline companies due to the Company's maturity, low growth, and historically low leverage.

Analyses Highlights

GUIDELINE PUBLIC COMPANY METHOD (CONTINUED)

Houlihan first multiplied Jaclyn's latest twelve-month EBITDA, EBIT, and book value (as adjusted) by the selected median multiples to calculate indications of common equity values. Next, the cash that would be received upon exercise of outstanding options was added to the equity value and the resulting value was divided by the number of common shares outstanding on a fully diluted basis. Finally, Houlihan added the calculated range of values for the Assets Held for Sale to determine an indicated common equity value per share of **$8.54** to **$11.24**.

Jaclyn, Inc.
Market Approach: Guideline Public Company Method

	Price / LTM EBITDA	Price / LTM EBIT	Price / Book Value	Price / LTM Earnings
Financial Metric (1)	$ 6,379,000	$ 6,010,000	$ 19,445,000	$ 2,991,000
Selected Multiples (X)	4.1	3.8	1.1	15.2
Common Equity Value - Before Adjustments	**$ 25,862,579**	**$ 22,936,333**	**$ 21,389,500**	**$ 45,549,072**

	Low End of Range	High End of Range
Common Equity Value - Before Adjustments	**$ 21,389,500**	**$ 25,862,579**
Plus: Cash Received from Exercise of Options	525,525	525,525
Plus: Net Benefit from Assets Held for Sale	-	2,448,940
Equity Value - Before Adjustments	**$ 21,915,025**	**$ 28,837,044**
Common Shares Outstanding, Fully Diluted	2,565,500	2,565,500
Common Equity Value per Share	***$8.54***	***$11.24***

(1) Financial Statements are adjusted for a one-time pension settlement charge and one-time charge relating to inventory.

Analyses Highlights

GUIDELINE PUBLIC COMPANY METHOD (CONTINUED)

Jaclyn, Inc.
Public Company Ratio and Valuation Multiple Comparison
($ in Thousands, except per share data)

TRADING DATA

Ticker	Company Name	Stock Price 11/16/07	% of 52-Week High	% of 52-Week Low	Shares Outstanding	Market Cap	Enterprise Value	EPS (LTM)
AMEX:JLN	Jaclyn, Inc.	$6.25	43.9%	297.6%	2,468.6	$15,428.8	$22,126.7	$0.28
NASDAQNM:TAGS	Tarrant Apparel Group	$1.12	50.9%	117%	30,543.8	$34,209.0	$75,065.1	-$0.78
LSE:TBK	Ted Baker plc	$11.22	83.9%	114%	20,300.0	$227,770.3	$478,906.7	$0.68
NasdaqNM:TBAC	Tandy Brands Accessories Inc.	$9.64	70.4%	98%	6,892.4	$66,443.0	$74,083.3	$0.28
NYSE:MFB	Maidenform Brands Inc.	$13.09	53.5%	108%	22,980.1	$300,810.0	$402,892.2	$1.29
NYSE:OXM	Oxford Industries Inc.	$25.65	48.3%	114%	17,869.4	$458,348.8	$630,731.6	$2.56
OTCPK:SJKI	St. John Knits International Inc.	$29.50	72.0%	105%	6,290.0	$185,553.5	$359,275.2	$1.94
NYSE:KWD	Kellwood Co.	$17.90	51.4%	126%	25,913.5	$463,851.1	$776,381.2	-$1.87
NasdaqNM:GIII	G-III Apparel Group, Ltd.	$14.00	52.4%	106%	16,047.9	$224,669.9	$256,590.1	$1.05
AMEX:DLA	Delta Apparel Inc.	$9.62	48.1%	159%	8,398.4	$80,792.6	$172,715.3	$0.30
NasdaqSC:CYDS	Cygne Designs Inc.	$0.85	25.4%	131%	26,462.1	$22,492.8	$72,298.1	-$0.04
	Max	$29.50	83.9%	158.7%	30,543.8	$463,851.1	$776,381.2	$2.56
	Median	$12.16	51.9%	113.8%	17,869.4	$224,669.9	$307,932.6	$0.49
	Min	$0.85	25.4%	97.9%	6,290.0	$34,209.0	$72,298.1	-$1.87
	Mean	$13.26	55.6%	117.7%	17,248.4	$226,938.7	$329,893.9	$0.54
	STDEV	$9.26	16.2%	17.4%	8,671.1	$162,868.1	$246,094.4	$1.29

SIZE, GROWTH AND LEVERAGE DATA
Latest Twelve Months

Ticker	Company Name	Revenue	EBITDA	Assets	Historical Growth Rates Revenue	Historical Growth Rates EBITDA	Historical Growth Rates Net Income	Debt/ Equity (%)	Debt/ Total Cap %	Debt/ EBITDA	EBITDA/ Interest
JLN	Jaclyn, Inc.	$ 151,336.0	$ 6,379.0	$ 48,128.0	-2.1%	105.4%	112.1%	79.6%	32.1%	2.4x	8.0x
NASDAQNM:TAGS	Tarrant Apparel Group	$243,820.0	$10,679.1	$104,307.1	-4.7%	80.0%	NM	234%	70%	3.7x	1.9x
LSE:TBK	Ted Baker plc	$264,131.7	$49,423.2	$152,282.1	7.4%	6.0%	6.9%	19%	16%	0.4x	125.4x
NasdaqNM:TBAC	Tandy Brands Accessories Inc.	$195,809.0	$9,576.0	$140,663.0	-13.9%	126.5%	NM	6%	5%	0.6x	7.8x
NYSE:MFB	Maidenform Brands Inc.	$411,401.0	$67,783.0	$266,832.0	0.0%	14.4%	27.7%	93%	48%	1.3x	6.9x
NYSE:OXM	Oxford Industries Inc.	$1,082,776.0	$112,117.0	$893,642.0	-3.7%	-8.7%	-31.9%	46%	31%	1.9x	5.2x
OTCPK:SJKI	St. John Knits International Inc.	$391,910.9	$65,460.9	$212,903.1	4.4%	3.4%	-22.5%	NM	165%	3.2x	3.1x
NYSE:KWD	Kellwood Co.	$1,958,151.0	$121,766.0	$1,420,594.0	2.0%	19.3%	NM	90%	47%	4.2x	3.3x
NasdaqNM:GIII	G-III Apparel Group, Ltd.	$462,543.0	$37,314.0	$240,690.0	36.4%	186.1%	1014.8%	17%	14%	0.7x	7.7x
AMEX:DLA	Delta Apparel Inc.	$322,320.0	$20,095.0	$233,076.0	18.4%	-29.8%	-81.4%	81%	45%	4.2x	3.5x
NasdaqSC:CYDS	Cygne Designs Inc.	$106,857.0	$7,769.0	$107,480.0	-7.0%	-3.9%	NM	87%	46%	5.5x	1.8x
	Max	$1,958,151.0	$121,766.0	$1,420,594.0	36.4%	186.1%	1015%	234.4%	165.3%	5.5x	125.4x
	Median	$357,115.5	$43,368.6	$222,989.5	1.0%	10.2%	-7.8%	80.8%	45.5%	2.5x	4.4x
	Min	$106,857.0	$7,769.0	$104,307.1	-13.9%	-29.8%	-81.4%	5.6%	5.3%	0.4x	1.8x
	Mean	$543,972.0	$50,198.3	$377,246.9	3.9%	39.3%	152.3%	74.7%	48.9%	2.6x	16.7x
	STDEV	$564,442.6	$41,610.7	$433,041.2	14.4%	69.3%	424.2%	69.2%	45.3%	1.8x	38.3x

Source: CapitalIQ

Analyses Highlights

GUIDELINE PUBLIC COMPANY METHOD (CONTINUED)

PROFITABILITY, TURNOVER AND LIQUIDITY DATA
Latest Twelve Months

		Profitability (%)		Margins (%)		Activity			Liquidity Ratios	
Ticker	Company Name	ROE	ROIC	EBITDA	Net Income	DSO	DPO	DIO	Quick	Current
JLN	Jaclyn, Inc.	3.7%	12.1%	3.9%	0.5%	50.6	13.6	25.3	1.2x	1.9x
NASDAQNM:TAGS	Tarrant Apparel Group	-88.5%	8.5%	4.7%	-10.5%	90.5	41.1	39.0	0.7x	1.0x
LSE:TBK	Ted Baker plc	31.3%	24.9%	18.7%	11.0%	45.7	107.0	190.5	0.8x	1.9x
NasdaqNM:TBAC	Tandy Brands Accessories Inc.	1.8%	2.5%	4.9%	1.0%	54.7	38.3	182.8	1.2x	3.6x
NYSE:MFB	Maidenform Brands Inc.	37.0%	21.1%	16.5%	7.6%	46.3	38.2	77.6	1.2x	2.7x
NYSE:OXM	Oxford Industries Inc.	10.6%	8.5%	10.4%	4.2%	46.8	53.1	83.0	1.3x	2.9x
OTCPK:SJKI	St. John Knits International Inc.	NM	21.4%	16.7%	3.2%	20.1	19.2	139.3	0.9x	2.3x
NYSE:KWD	Kellwood Co.	-8.1%	4.6%	6.2%	-2.2%	57.3	41.7	62.6	1.5x	2.8x
NasdaqNM:GIII	G-III Apparel Group, Ltd.	14.0%	12.3%	8.1%	3.6%	47.1	52.2	97.7	0.8x	2.3x
AMEX:DLA	Delta Apparel Inc.	2.5%	5.4%	6.2%	0.8%	41.9	45.7	172.7	0.8x	3.5x
NasdaqSC:CYDS	Cygne Designs Inc.	-1.9%	3.5%	7.3%	-0.9%	84.8	29.2	24.2	0.7x	1.1x
	Max	37.0%	24.9%	18.7%	11.0%	90.5	107.0	190.5	1.5x	3.6x
	Median	2.5%	8.5%	7.7%	2.1%	47.0	41.4	90.4	0.8x	2.5x
	Min	-88.5%	2.5%	4.7%	-10.5%	20.1	19.2	24.2	0.7x	1.0x
	Mean	-0.2%	11.3%	10.0%	1.8%	53.5	46.6	106.9	1.0x	2.4x
	STDEV	36.4%	8.3%	5.3%	5.8%	20.6	23.5	60.6	0.3x	0.9x

PUBLIC COMPANY VALUATION MULTIPLES

Ticker	Company Name	TEV/ REVENUE	TEV/ EBITDA	TEV/ EBIT	TEV/ BV	PRICE/ REVENUE	PRICE/ EBITDA	PRICE/ EBIT	PRICE/ BOOK VALUE	PRICE/ EARNINGS
JLN	Jaclyn, Inc.	0.1x	2.9x	3.1x	0.4x	0.1x	2.4x	2.6x	0.6x	5.2x
NASDAQNM:TAGS	Tarrant Apparel Group	0.3x	7.1x	7.3x	13.9x	0.2x	3.2x	14.8x	2.2x	NM
LSE:TBK	Ted Baker plc	1.8x	9.6x	11.6x	2.4x	1.8x	4.6x	5.7x	5.0x	16.1x
NasdaqNM:TBAC	Tandy Brands Accessories Inc.	0.4x	7.3x	14.9x	1.3x	0.3x	6.9x	17.1x	0.6x	35.1x
NYSE:MFB	Maidenform Brands Inc.	0.9x	5.6x	6.0x	NM	0.7x	4.4x	NM	3.2x	10.6x
NYSE:OXM	Oxford Industries Inc.	0.6x	6.0x	7.6x	0.5x	0.5x	4.1x	1.7x	1.1x	10.6x
OTCPK:SJKI	St. John Knits International Inc.	0.9x	5.5x	7.3x	-4.8x	0.5x	2.8x	2.0x	NM	15.2x
NYSE:KWD	Kellwood Co.	0.4x	7.0x	10.6x	1.4x	0.2x	3.8x	6.7x	0.8x	NM
NasdaqNM:GIII	G-III Apparel Group, Ltd.	0.6x	7.2x	8.3x	0.3x	0.5x	6.0x	0.8x	1.7x	14.3x
AMEX:DLA	Delta Apparel Inc.	0.5x	7.6x	10.5x	NM	0.2x	4.0x	NM	0.7x	28.0x
NasdaqSC:CYDS	Cygne Designs Inc.	0.6x	8.6x	12.2x	0.0x	0.2x	2.9x	0.5x	0.4x	NM
	Max	1.8x	9.6x	14.9x	13.9x	1.8x	6.9x	17.1x	5.0x	35.1x
	Median	0.6x	7.1x	9.4x	0.9x	0.4x	4.1x	3.8x	1.1x	15.2x
	Min	0.3x	5.5x	6.0x	-4.8x	0.2x	2.8x	0.5x	0.4x	10.6x
	Mean	0.7x	7.2x	9.6x	1.9x	0.5x	4.3x	6.1x	1.7x	18.6x
	STDEV	0.4x	1.3x	2.8x	5.3x	0.5x	1.3x	6.5x	1.5x	9.3x

Source: CapitalIQ

Comparable Transactions Method

Analyses Highlights

COMPARABLE TRANSACTIONS METHOD

The comparable transactions method is a market approach which analyzes transactions involving target companies operating in industries similar to Jaclyn. While it is known that no two companies are exactly alike, nor are any two transactions structured exactly the same, consideration is given to the similarity in capital structure, operations, size, and profitability, as well as other operating characteristics of the target companies.

Houlihan found twelve transactions within the apparel and accessories industries that had comparability. Houlihan determined that the valuations derived from EBITDA and EBIT multiples of the guideline companies would provide the most meaningful indications of value and applied these multiples to Jaclyn's financial metrics over the latest twelve-month period ended September 30, 2007 to calculate an enterprise value based upon the comparable transactions method.

Analyses Highlights

COMPARABLE TRANSACTIONS METHOD (CONTINUED)

Houlihan applied a comparable transactions method in its analyses of Jaclyn's fair value to calculate unadjusted indications of enterprise value. Houlihan adjusted these values for the calculated range of values for the Assets Held for Sale to determine a range of indicated enterprise values. Interest bearing debt (adjusted for the retirement of the mortgage related to the Assets Held for Sale) was then subtracted and cash received from exercise of options was added to the indicated enterprise values. This equity value was divided by the number of common shares outstanding on a fully diluted basis to calculate a range of indicated values for Jaclyn's common equity of **$9.14 to $10.21** per share.

Jaclyn, Inc.
Market Approach Summary: Comparable Transactions Method

	Enterprise Value / LTM EBITDA	Enterprise Value / LTM EBIT
Financial Metric (1)	$ 6,379,000	$ 6,010,000
Selected Multiples (X)	5.7	6.0
Unadjusted Indicated Enterprise Value	**$ 36,360,300**	**$ 36,060,000**
	Low End of Range	**High End of Range**
Unadjusted Indicated Enterprise Value	**$ 36,060,000**	**$ 36,360,300**
Plus: Net Benefit from Assets Held for Sale	-	2,448,940
Indicated Enterprise Value (Rounded)	**$ 36,060,000**	**$ 38,809,000**
Less: Interest Bearing Debt (2)	(13,130,000)	(13,130,000)
Plus: Cash Received from Exercise of Options	525,525	525,525
Common Equity Value	**$ 23,455,525**	**$ 26,204,525**
Common Shares Outstanding, Fully Diluted	2,565,500	2,565,500
Common Equity Value per Share	***$9.14***	***$10.21***

(1) Financial Statements are adjusted for a one-time pension settlement charge and one-time charge relating to inventory.

(2) Interest Bearing Debt excludes mortgage, as Assets Held for Sale are presented net of mortgage liability. Debt is not adjusted for funds that may need to be borrowed to finance the Transaction.

Analyses Highlights

COMPARABLE TRANSACTIONS METHOD (CONTINUED)

Announced Date	Target/Issuer	Total Transaction Value ($mm)	Buyers/Investors	Industry Classification [Target/Issuer]	Implied Enterprise Value/EBITDA	Implied Enterprise Value/EBIT
10/03/2003	Royal Robbins Inc.	$ 16.5	Phoenix Footwear Group Inc. (AMEX:PXG)	Women's, Misses', and Juniors' Apparel	10.3x	11.9x
10/02/2003	GFSI Holdings Inc.	$ 268.6	-	Women's, Misses', and Juniors' Apparel	9.5x	11.2x
07/07/2003	Nautica Enterprises, Inc.	$ 650.0	VF Corp. (NYSE:VFC)	Boys' Apparel, Girls' Apparel, Women's, Misses', and Juniors' Apparel	6.8x	10.5x
07/10/2001	Full Line Distributors, Inc.	$ 26.0	Broder Bros Co.	Girls' Apparel, Women's, Misses', and Juniors' Apparel	8.2x	10.0x
06/04/2004	The First Years Inc.	$ 170.1	RC2 Corp. (NasdaqNM:RCRC)	Girls' Apparel	8.0x	9.5x
06/13/2005	CFS International Inc.	$ 14.1	-	Women's, Misses', and Juniors' Apparel	5.7x	6.8x
07/02/2002	Garan Incorporated	$ 275.6	Berkshire Hathaway Inc. (NYSE:BRK.A)	Boys' Apparel, Girls' Apparel, Women's, Misses', and Juniors' Apparel	4.6x	5.3x
05/15/2002	Gerber Childrenswear Inc.	$ 137.2	Kellwood Co. (NYSE:KWD)	Girls' Apparel, Women's, Misses', and Juniors' Apparel	3.8x	5.2x
09/27/2006	Hanesbrands Inc.	$ 43.0	TRC Capital Corporation	Apparel, Accessories and Luxury Goods	4.1x	5.2x
07/07/2003	M. J. Soffe Co.	$ 71.8	Delta Apparel Inc. (AMEX:DLA)	Boys' Apparel, Women's, Misses', and Juniors' Apparel	4.1x	5.0x
02/04/2003	Salant Corporation	$ 86.8	Perry Ellis International Inc. (NasdaqNM:PERY)	Boys' Apparel, Women's, Misses', and Juniors' Apparel	3.4x	4.6x
05/01/2006	Oxford Industries Inc., Womenswear Group	$ 37.0	Li & Fung Ltd. (SEHK:494)	Women's, Misses', and Juniors' Apparel	NA	3.7x
	Source: CapitalIQ			**Median**	**5.7x**	**6.0x**

Discounted Cash Flow Method

Analyses Highlights

DISCOUNTED CASH FLOW METHOD

Houlihan was provided with a fiscal year 2008 budget from Management which it used in its discounted cash flow analysis. In addition, Houlihan held extensive discussions with Management which we used as the basis for formulating our projections beyond year 1. After considering Jaclyn's mature stage and discussions held with Management, Houlihan determined to use a long term growth rate of 3%.

Jaclyn, Inc.
Discounted Cash Flow Analysis

($ in Thousands)	Audited Fiscal Year 2006	Audited (1) Fiscal Year 2007	Unaudited (1) LTM ended 9/30/2007	Projected Period Year 1	Year 2	Year 3	Year 4	Year 5
Revenue								
Net Sales	$ 126,601.0	$ 154,507.0	$ 151,336.0	$ 155,299.0	$ 159,958.0	$ 164,756.7	$ 169,699.4	$ 174,790.4
Total Revenue	**$ 126,601.0**	**$ 154,507.0**	**$ 151,336.0**	**$ 155,299.0**	**$ 159,958.0**	**$ 164,756.7**	**$ 169,699.4**	**$ 174,790.4**
Growth Rate %	*0.1%*	*22.0%*	*-2.1%*	*2.6%*	*3.0%*	*3.0%*	*3.0%*	*3.0%*
Cost of Revenue								
Cost of Goods Sold	$ 95,735.0	$ 118,247.0	$ 115,326.0	$ 119,167.0	$ 122,742.0	$ 126,424.3	$ 130,217.0	$ 134,123.5
Cost of Revenue	**$ 95,735.0**	**$ 118,247.0**	**$ 115,326.0**	**$ 119,167.0**	**$ 122,742.0**	**$ 126,424.3**	**$ 130,217.0**	**$ 134,123.5**
% of Total Revenue	*75.6%*	*76.5%*	*76.2%*	*76.7%*	*76.7%*	*76.7%*	*76.7%*	*76.7%*
Gross Profit	**$ 30,866.0**	**$ 36,260.0**	**$ 36,010.0**	**$ 36,132.0**	**$ 37,216.0**	**$ 38,332.4**	**$ 39,482.4**	**$ 40,666.9**
Gross Profit Margin %	*24.4%*	*23.5%*	*23.8%*	*23.3%*	*23.3%*	*23.3%*	*23.3%*	*23.3%*
Operating Expenses								
Shipping, Selling, & Administrative Expenses	$ 27,574.0	$ 30,573.0	$ 29,995.0	$ 30,829.2	$ 31,754.1	$ 32,706.7	$ 33,687.9	$ 34,698.5
Interest Income	(5.0)	5.0	5.0	-	-	-	-	-
Total Operating Expenses	**$ 27,569.0**	**$ 30,578.0**	**$ 30,000.0**	**$ 30,829.2**	**$ 31,754.1**	**$ 32,706.7**	**$ 33,687.9**	**$ 34,698.5**
Total Operating Expense %	*21.8%*	*19.8%*	*19.8%*	*19.9%*	*19.9%*	*19.9%*	*19.9%*	*19.9%*
Operating Profit	***$ 3,297.0***	***$ 5,682.0***	***$ 6,010.0***	***$ 5,302.8***	***$ 5,461.9***	***$ 5,625.8***	***$ 5,794.5***	***$ 5,968.4***
Operating Profit Margin %	*2.6%*	*3.7%*	*4.0%*	*3.4%*	*3.4%*	*3.4%*	*3.4%*	*3.4%*
EBITDA	**$ 3,597.0**	**$ 6,050.0**	**$ 6,379.0**	**$ 5,797.7**	**$ 5,973.3**	**$ 6,154.1**	**$ 6,340.4**	**$ 6,532.2**
EBITDA Margin %	*2.8%*	*3.9%*	*4.2%*	*3.7%*	*3.7%*	*3.7%*	*3.7%*	*3.7%*

(1) Financial Statements are adjusted for a one-time pension settlement charge and one-time charge relating to inventory.

Analyses Highlights

DISCOUNTED CASH FLOW METHOD (CONTINUED)

Houlihan used the Financial Projections to determine the enterprise net cash flows of Jaclyn over the projected five-year period.

($ in Thousands)	Audited Fiscal Year 2006	Audited (1) Fiscal Year 2007	Unaudited (1) LTM ended 9/30/2007	Projected Period Year 1	Year 2	Year 3	Year 4	Year 5
EBITDA	$ 3,597.0	$ 6,050.0	$ 6,379.0	$ 5,797.7	$ 5,973.3	$ 6,154.1	$ 6,340.4	$ 6,532.2
Less: Depreciation & Amortization	(300.0)	(368.0)	(369.0)	(494.9)	(511.4)	(528.4)	(545.9)	(563.9)
Earnings Before Interest and Taxes	$ 3,297.0	$ 5,682.0	$ 6,010.0	$ 5,302.8	$ 5,461.9	$ 5,625.8	$ 5,794.5	$ 5,968.4
Less: Income (Taxes) Benefit	406.7	702.2	781.5	(2,013.1)	(2,073.5)	(2,064.8)	(2,126.8)	(2,115.4)
Adjusted Net Income	$ 3,703.7	$ 6,384.2	$ 6,791.5	$ 3,289.7	$ 3,388.4	$ 3,560.9	$ 3,667.7	$ 3,852.9
Plus: Depreciation & Amortization	300.0	368.0	369.0	494.9	511.4	528.4	545.9	563.9
Gross Cash Flow	$ 4,003.7	$ 6,752.2	$ 7,160.5	$ 3,784.6	$ 3,899.8	$ 4,089.3	$ 4,213.6	$ 4,416.8
Less: Additions in Working Capital	(4,948.0)	6,626.0	2,186.0	4,836.0	(649.6)	(698.2)	(719.1)	(583.9)
Less: Capital Expenditures	(172.0)	(3,158.0)	(774.0)	(320.0)	(329.6)	(339.5)	(349.7)	(360.2)
Enterprise Net Cash Flow	$ (1,116.4)	$ 10,220.2	$ 8,572.5	$ 8,300.7	$ 2,920.6	$ 3,051.6	$ 3,144.8	$ 3,472.8

(1) Financial Statements are adjusted for a one-time pension settlement charge and one-time charge relating to inventory.

Analyses Highlights

DISCOUNTED CASH FLOW METHOD (CONTINUED)

Houlihan used the enterprise net cash flows determined on the previous slide to calculate a fair enterprise value applying the discounted cash flow method. Houlihan added the range of values calculated for the Assets Held for Sale, added cash received from exercise of options, and subtracted interest bearing debt (adjusted for the retirement of the mortgage) from the unadjusted indicated enterprise value. This value was divided by the number of common shares outstanding on a fully diluted basis. From the discounted cash flow analysis, Houlihan concluded a range of values for Jaclyn's common equity of **$9.00** to **$11.18** per share.

Present Value of Enterprise Net Cash Flows		Year 1	Year 2	Year 3	Year 4	Year 5
Present Value Factor @ 13.0%		*0.9407*	*0.8325*	*0.7367*	*0.6520*	*0.5770*
Present Value of Net Cash Flows		7,808.6	2,431.4	2,248.2	2,050.3	2,003.7
Total Present Value of Enterprise Net Cash Flows	**$ 16,542.2**					

Present Value of Terminal Enterprise Net Cash Flow:	
Terminal Period (Year 5 Net Cash Flow Terminal Growth at 3%)	3,577.0
Capitalization Multiple	10.0
Terminal Value	35,769.5
Present Value Factor @ 13%	0.5770
Present Value of Terminal Enterprise Net Cash Flow	**20,637.6**
Total Present Value of Enterprise Net Cash Flows	16,542.2
Unadjusted Indicated Enterprise Value (Rounded)	**$ 37,180.0**

	Low End of Range 13.5% WACC	Midpoint 13% WACC	High End of Range 12.5% WACC
Unadjusted Indicated Enterprise Value	**$35,682.0**	**$37,180.0**	**$38,835.0**
Plus: Net Benefit from Assets Held for Sale	$0.0	$1,224.5	$2,448.9
Adjusted Indicated Enterprise Value	**$35,682.0**	**$38,404.5**	**$41,283.9**
Less: Interest Bearing Debt (2)	(13,130.0)	(13,130.0)	(13,130.0)
Plus: Cash Received from Exercise of Options	$525.5	$525.5	$525.5
Common Equity Value	**$23,077.5**	**$25,800.0**	**$28,679.5**
Common Shares Outstanding, Fully Diluted	2,565,500	2,565,500	2,565,500
Common Equity Value per Share	***$9.00***	***$10.06***	***$11.18***

(1) Financial Statements are adjusted for a one-time pension settlement charge and one-time charge relating to inventory.

(2) Interest Bearing Debt excludes mortgage, as Assets Held for Sale are presented net of mortgage liability. Debt is not adjusted for funds that may need to be borrowed to finance the Transaction.

Analyses Highlights

DISCOUNTED CASH FLOW METHOD (CONTINUED)

Jaclyn, Inc.
Weighted Average Cost of Capital
Estimating the Cost of Capital - Buildup Method

Jaclyn, Inc.	
Cost of Equity Estimate:	
Riskless Rate[1]	4.53%
Equity Risk Premium[2]	5.85%
Industry Risk Premium[3]	-1.52%
Size Premium[4]	9.68%
Company Specific Risk[5]	2.00%
Cost of Equity Estimate	**20.54%**
Cost of Debt Capital:	
Average Cost of Debt[6]	8.25%
Tax Rate	43.00%
After-tax Debt Rate	**4.70%**
Targeted Capital Structure:[7]	
Equity / Enterprise Value	54.50%
Debt / Enterprise Value	45.50%
Total Enterprise Value	100.00%
WACC	**13.3%**
WACC (Rounded)	**13.0%**

[1] Long-Term (30-year) U.S. Treasury Coupon Bond Yield - as of 11/16/07
[2] Long-Run Stock Returns: Participating in the Real Economy - Ibbotson and Chen, 2003
[3] IbbotsonAssociates: Stocks, Bonds, Bills and Inflation 2007 SIC 230: Apparel and Other Finished Products
[4] IbbotsonAssociates: Stocks, Bonds, Bills and Inflation 2006, Table C-1: Decile 10b
[5] Houlihan determined company specific risk of 2% is reasonable and conservative
[6] Average cost of debt provided by Management
[7] Industry average (comp companies) of equity and debt percentages.

The discount rate applied in Houlihan's discounted cash flow method was the Weighted Average Cost of Capital ("WACC"). The WACC takes into account the estimated cost of equity and debt capital in the company on a capital structure-weighted basis.

Analyses Highlights

ASSETS HELD FOR SALE

Jaclyn holds Assets Held for Sale which are currently under agreement to be sold for $8 million. As part of its analysis, Houlihan reviewed the Agreement to Sell and Purchase Real Property by and Between Jaclyn, Inc. and 5801 Jefferson Street, LLC (the "Real Estate Agreement") filed as an exhibit to an 8-K filing made by Jaclyn on June 21, 2007.

Houlihan held detailed discussions with senior management regarding the Assets Held for Sale and the Real Estate Agreement. Management indicated the purchaser will use the real estate for residential purposes and should the zoning changes not be approved, it is likely Jaclyn would not be able to realize a net benefit from sale of the real estate after paying taxes and retiring the mortgage debt outstanding.

Houlihan treated the Assets Held for Sale as a non-operating asset and added the value to the unadjusted equity value indicated from its analyses.

Analyses Highlights

ASSETS HELD FOR SALE (CONTINUED)

Houlihan used the proposed offer of $8 million as an indication of value; however, because of the high level of uncertainty related to the zoning approval, Houlihan applied sensitivity analysis. After accounting for taxes and retirement of mortgage debt outstanding, Jaclyn would realize a net benefit of approximately $2.4 million. On the high end of its analysis, Houlihan determined the net benefit realized from the Assets Held for Sale would be $2.4 million.

On the low end, Houlihan determined the value of the property would be considerably less. Houlihan held discussions with Management, and after considering a number of factors, determined a low end of $0 for net benefit realized from the Assets Held for Sale.

Houlihan tested the reasonableness of this range by reviewing comparable transactions. Houlihan also analyzed the conditions of the local real estate market. Houlihan concluded that an indicated range of the net benefit from the Assets Held for Sale of $0 to approximately $2.4 million is reasonable.

Assets Held for Sale Value Indication		
	Low	**High**
Gross Proceeds from Assets Held for Sale	*$3,777,690*	*$8,000,000*
Less: Taxes on Gain	(1,436,690)	(3,210,060)
Less: Mortgage Balance	(2,341,000)	(2,341,000)
Net Benefit from Assets Held for Sale	***$0***	***$2,448,940***

Analyses Highlights

NET BOOK VALUE

Houlihan considered other valuation methodologies such as liquidation and net book value analysis. Houlihan determined that these alternative valuation methodologies had little or no analytical value in the context of the Transaction because, among other things, Jaclyn would remain a going concern, and the Transaction will not effect a change of control of Jaclyn. In addition, Houlihan did not believe Jaclyn's accounting book value necessarily corresponded to Jaclyn's economic value.

Total Assets	$	48,128,000
Total Liabilities	$	28,683,000
Net Book Value	**$**	**19,445,000**
Total Fully Diluted Shares Outstanding		2,565,500
Net Book per Diluted Shares	**$**	**7.58**

Fair Value Summary

Fair Value Summary

FAIR VALUE SUMMARY

Houlihan weighted each of its three approaches equally to calculate a concluded fair value range per share for common equity of **$8.89** to **$10.88, with a midpoint of $9.89.**

Fair Value Summary	Low	High
Guideline Public Company Method	*$8.54*	*$11.24*
Comparable Transaction Method	*$9.14*	*$10.21*
DCF Method	*$9.00*	*$11.18*
Implied Common Equity Value per Share Range	***$8.89***	***$10.88***

Fair Value Summary

JACLYN IMPLIED COMMON EQUITY VALUE PER SHARE RANGE

Valuation Summary by Approach


Jaclyn Common Stock Price
$-
$2.00
$4.00
$6.00
$8.00
$10.00
$12.00
$14.00
$16.00
$18.00
$20.00
Guideline Public Company Method
$8.54
$11.24
Comparable Transactions Method
$9.14
$10.21
Discounted Cash Flow Method
$9.00
$11.18
Implied Common Equity Value Per Share Range $8.89 to $10.88

Premium Analysis

Premium Analysis

PREMIUM ANALYSIS

- Houlihan analyzed 37 recent reverse split transactions over the last five years and found the median premium over average price over various periods of time ranged from 17.0% to 22.0%.
- Applying these premiums to Jaclyn's average common stock price over each respective period, we calculated an applied premium range of $7.16 to $12.09.
- Below are the results of our analysis and our sample:

	Premium Paid on Average price over the Following Periods					
	1 Day	30 Day	60 Day	90 Day	120 Day	1 Year
Median Premium From Sample	21.4%	22.0%	17.8%	18.5%	17.0%	20.0%
Jaclyn's Common Equity Average Price	$ 6.25	$ 5.87	$ 6.71	$ 7.54	$ 8.30	$ 10.08
Premium Applied to Jaclyn's Average Price	$ 7.59	$ 7.16	$ 7.91	$ 8.94	$ 9.71	$ 12.09

Date Announced	Company	Symbol	Proposed Split	Payment Per Share	Premium Paid on Average price over the Following Periods 1 Day	30 Day	60 Day	90 Day	120 Day	1 Year
07/12/2007	Citizens Financial Corp	CNFL	1:250	$ 7.25	11.0%	12.0%	18.0%	19.0%	19.5%	22.4%
02/21/2007	Ohio State Bancshares, Inc.	OSBI	1:150	$ 95.00	0.0%	1.0%	2.0%	2.5%	3.5%	5.0%
01/19/2007	Max & Ermas Restaurants	MAXE	1:200	$ 16.00	20.7%	22.0%	21.2%	18.1%	14.7%	-0.6%
06/01/2006	EUPA International Corporation	EUPA	1:9,999	$ 0.40	939.9%	953.9%	1064.1%	1106.1%	1093.0%	847.8%
05/16/2006	Bactolac Pharmaceutical, Inc.	ANII	1:500	$ 4.00	11.1%	9.5%	13.5%	18.5%	14.3%	6.2%
03/15/2006	Home City Financial Corp.	HCFC	1:210	$ 16.20	6.1%	4.9%	5.9%	6.8%	7.1%	6.3%
10/07/2005	ITEC Attractions, Inc.	ITAT	1:381,426	$ 0.27	11.1%	11.5%	12.7%	24.6%	27.8%	30.6%
10/07/2005	County Bank Corp.	CYBK	1:500	$ 55.00	2.4%	1.8%	0.2%	-0.2%	-0.2%	1.1%
09/30/2005	Marlton Technologies, Inc.	N/A	1:5,000	$ 1.25	4.2%	1.0%	20.7%	31.3%	25.4%	33.7%
09/14/2005	FC Banc Corporation	FCBZ	1:500	$ 29.12	25.4%	24.8%	23.1%	23.9%	24.4%	20.0%

Premium Analysis

PREMIUM ANALYSIS (CONTINUED)

Date Announced	Company	Symbol	Proposed Split	Payment Per Share	Premium Paid on Average price over the Following Periods: 1 Day	30 Day	60 Day	90 Day	120 Day	1 Year
07/22/2005	McRae Industries, Inc.	MRI	1:200	$ 14.25	13.8%	13.8%	17.8%	19.4%	16.9%	23.0%
07/13/2005	News Communications, Inc.	NCOM	1:100	$ 1.10	57.1%	68.7%	62.7%	59.0%	55.7%	40.4%
06/23/2005	Liberate Technologies	LBRTQ	1:250,000	$ 0.20	-20.0%	-20.0%	-11.5%	-0.6%	12.9%	-6.6%
06/16/2005	Refocus Group, Inc.	RFCG	1:2,000	$ 0.35	40.0%	40.1%	54.9%	74.0%	97.5%	63.5%
06/09/2005	Community Investors Bancorp, Inc.	CIBI	1:300	$ 15.00	12.4%	12.9%	14.1%	13.4%	11.5%	9.8%
05/18/2005	Home Loan Financial Corp.	HLFC	1:600	$ 20.75	30.8%	22.8%	13.0%	8.4%	6.5%	6.3%
04/20/2005	Synbioticcs Corp.	SBIO	1:2,000	$ 0.13	36.8%	27.9%	22.2%	13.1%	2.8%	-28.0%
04/01/2005	Mercury Air Group	MAX	1:500	$ 4.00	21.4%	15.3%	8.0%	2.1%	-11.9%	-21.3%
03/24/2005	Lincoln Logs, Ltd.	LCLG	1:500	$ 0.49	-2.0%	-5.2%	-6.3%	-10.7%	-9.7%	-11.3%
03/03/2005	ASB Financial Corp.	ASBP	1:300	$ 23.00	11.3%	12.4%	9.3%	8.0%	7.5%	1.6%
02/24/2005	Davel Communications, Inc.	DAVL	1:97,500,000	$ 0.02	7.1%	6.6%	10.8%	16.6%	31.6%	43.6%
01/13/2005	Trek Resources, Inc.	TKRD	1:100	$ 2.50	163.2%	162.1%	171.2%	189.8%	212.8%	243.7%
12/27/2004	ASA International, LTD	ASA	1:600	$ 5.00	11.9%	31.1%	30.2%	29.0%	34.9%	101.0%
12/22/2004	KS Bancorp, Inc.	KSBI	1:200	$ 24.00	51.1%	49.6%	49.8%	49.0%	49.0%	48.4%
12/21/2004	Horizon Telecom, Inc.	HRZCA	1:125	$ 165.00	175.0%	96.8%	93.4%	92.2%	91.6%	83.5%
12/16/2004	Mai Systems Corp.	MAIY	1:150	$ 0.17	41.7%	12.9%	4.9%	-3.5%	-2.5%	-7.5%
11/23/2004	Sterling Sugars, Inc.	STSU	1:2,000	$ 9.00	37.4%	36.8%	37.6%	37.9%	38.9%	42.7%
11/05/2004	Bestway, Inc.	BSTW	1:100	$ 13.00	36.8%	36.2%	17.7%	12.2%	9.0%	3.6%
09/30/2004	Giant Group, Ltd.	CHKR	1:300	$ 1.85	23.2%	24.6%	6.4%	-1.0%	-8.5%	-12.3%
09/30/2004	Bishop Capital Corp.	BPCC	1:110	$ 1.00	-33.3%	-35.5%	-44.8%	-40.7%	-38.1%	-11.1%
08/16/2004	AVOCA, Inc.	AVOA	1:100	$ 28.00	30.2%	27.5%	24.6%	22.4%	25.8%	36.3%
06/16/2004	TouchTunes Music Corp.	TTMC	1:2,000	$ 0.50	143.9%	129.8%	106.3%	83.0%	89.3%	81.3%
05/29/2004	Webco Industries, Inc.	WEB	1:10	$ 4.75	-2.5%	1.6%	7.2%	13.4%	17.0%	34.3%
07/09/2003	Tumbleweed, Inc.	FDNU	1:5,000	$ 1.10	5.8%	3.1%	4.9%	7.8%	7.3%	1.9%
12/05/2002	Telespectrum	TLSW	1:1,000	$ 0.01	233.3%	144.7%	150.0%	145.6%	60.0%	-23.5%
09/12/2002	Teltone Corp	TLTN	1:900	$ 0.24	199.7%	162.6%	137.6%	121.0%	115.9%	85.0%
06/04/2002	Control Chief Holdings	DIGM	1:100	$ 3.73	43.5%	22.8%	21.7%	24.1%	28.2%	41.6%

Premium Analysis

PREMIUM ANALYSIS (CONTINUED)

- Houlihan noted an implied common equity value per share range of $8.89 to $10.88, with a midpoint of $9.89.
- Applying premiums paid in comparable transactions to Jaclyn's average common stock price over multiple time periods, Houlihan calculated an applied premium range of $7.16 to $12.09.
- Houlihan suggests a range of fractional share consideration of $8.89 to $10.88, with a midpoint of $9.89. This represents a premium range of 42.2% to 74.1% over the closing price on November 16, 2007 of $6.25, a premium range of 17.9% to 44.3% over the 90-day average of $7.54 and a premium range of -11.8% to 7.9% over the 1-year average $10.08.